Exhibit (a)(1)(U)
My Finances
September 22, 2009
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AR for managers of Russia employees
As a follow up from today’s manager email from Richard Taylor <<insert link>>, additional information is being provided to managers of Russia employees.
Your AR
When you are discussing the Stock Option Exchange Program with your Russian employees, you are required to say that you are “providing this information to assist Intel Corporation U.S. in its offer of the Stock Option Exchange Program.” This is a mandatory stock disclaimer that is required in Russia, and also must be used with the Stock Option Exchange Program implementation.
More information
If you have additional questions about the program, please contact Get Help (Ask ES).